Exhibit (a)(7)
NOTICE OF EXPIRATION OF OFFER, AMENDMENT OF ELIGIBLE OPTIONS AND
COMMITMENT TO MAKE CASH PAYMENT
We are pleased to announce that we have completed our Offer to Amend Eligible Options. As a result of the Offer, we have amended outstanding Eligible Options covering shares of Insight common stock to increase the exercise price of each such option to the fair market value per share of Insight common stock on the date on which the option grant was actually finalized. In addition, the participants whose Eligible Options have been so amended are now eligible for a cash payment to compensate them for the higher exercise prices per share in effect for their amended options.
Your Eligible Options were validly submitted for amendment pursuant to the Offer and not otherwise withdrawn before to the expiration date of the Offer. Accordingly, the adjusted exercise price per share now in effect for each of your amended Eligible Options is as was set forth in your Election Form that was mailed to you in connection with this Offer to Amend the Eligible Options. Each of your amended options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date currently in effect for that option. The amendment has no effect on any option’s vesting schedule, exercise period, option term or any other term of the option.
In exchange for your agreement to amend your outstanding Eligible Options to the New Exercise Prices determined for those options, Insight hereby irrevocably commits to make a cash payment to you in the amount that was set forth in the Election Form you received when you tendered your Eligible Options. Current guidance under Section 409A of the Internal Revenue Code of 1986, as amended, requires that the cash payment not be paid in the same year in which the Eligible Options are amended. Therefore, it is expected that the cash payment will be paid in January 2008. Insight must withhold all applicable U.S. federal, state and local income and employment withholding taxes and other required payments, and you will receive only the portion of the payment remaining after those taxes and payments have been withheld. You will receive your cash payment even if your employment with Insight terminates before the date on which the cash payment is made.
This commitment to make the cash payment to you is governed by the terms and conditions of the Offer as set forth in the Offer to Amend, the Election Form and the Stock Option Amendment and Cash Payment Agreement (collectively, the “Offer Documents”), all of which are incorporated herein by reference. Accordingly, this commitment and the Offer Documents reflect the entire agreement between you and Insight with respect to the amendment of your tendered Eligible Options.